

March 22, 2016

Anthony F. Vernace, Esq.
Simpson Thacher
425 Lexington Avenue
New York, NY 10017

> **Re: Norfolk Southern Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by Canadian**
> **Pacific Railway Limited**
> **Filed March 17, 2016**
> **File No. 001-08339**

Dear Mr. Vernace:

We have reviewed the amended filing and have the following comments.

General

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us, or disclose in the filing, support for the following:

    *   Disclosure on page 6 indicates that the contingent value rights offered by Canadian Pacific to Norfolk Southern shareholders, "would be expected to be a highly liquid instrument" and that Norfolk Southern "shareholders would be able to sell their CVRs in the market at or after the transaction closes into trust."

    *   Disclosure on page 8 indicates that Canadian Pacific "estimates more than $1.8 billion of annual operating synergies can be achieved at Norfolk Southern over the next several years…"

2. With a view towards disclosure, please advise us of the involvement, if any, of Mr. William Ackman and Pershing Square in Canadian Pacific's solicitation efforts. Although not disclosed in the section of the proxy statement entitled "Background Information and Past Contacts," it is our understanding that:

    *   Mr. Ackman and members of Canadian Pacific management jointly hosted the investor telephone call on December 8, 2015 to discuss Canadian Pacific's second proposal and Mr. Ackman made his own presentation.

- Mr. Ackman and members of Canadian Pacific management jointly hosted the investor telephone call on December 15, 2015 to discuss Canadian Pacific's third proposal and Mr. Ackman made his own presentation.

* * *

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions